SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(A)*


                                 MEDIABAY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   58446J 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Brad L. Shiffman, Esq.
                                 Blank Rome LLP
          405 LEXINGTON AVENUE, NEW YORK, NEW YORK 10174 (212) 885-5442
--------------------------------------------------------------------------------
           Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                               SEPTEMBER 16, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 Pages

                                                    SCHEDULE 13D


--------------------------------------------                                                       ---------------------------------
CUSIP NO. 58446J 10 8                                                                              PAGE   2   OF   5   PAGES
--------------------------------------------                                                       ---------------------------------

----------------------- ------------------------------------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSONS
                        I.R.S.  IDENTIFICATION  NOS. OF ABOVE PERSONS  (ENTITIES ONLY)

                             Carl T. Wolf
----------------------- ------------------------------------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_|

                                                                          (b) |X|
----------------------- ------------------------------------------------------------------------------------------------------------
3                       SEC USE ONLY


----------------------- ------------------------------------------------------------------------------------------------------------
4                       SOURCE OF FUNDS*

                           PF
----------------------- ------------------------------------------------------------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)             |_|


----------------------- ------------------------------------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION

                             United States
----------------------- ------- ----------------------------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                         1,151,408 shares of Common Stock (includes 722,500 shares of Common Stock issuable if
  NUMBER OF                              options are exercised and  181,818 shares of Common Stock issuable if convertible preferred
   SHARES                                stock is converted).
BENEFICIALLY            ------- ----------------------------------------------------------------------------------------------------
  OWNED BY              8       SHARED VOTING POWER
    EACH
  REPORTING                                 0
   PERSON               ------- ----------------------------------------------------------------------------------------------------
    WITH                9       SOLE DISPOSITIVE POWER

                                         1,151,408   shares  of   Common   Stock
                                         (includes   722,500  shares  of  Common
                                         Stock issuable if options are exercised
                                         and  181,818  shares  of  Common  Stock
                                         issuable if convertible preferred stock
                                         is converted).

                        ------- ----------------------------------------------------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                              0
----------------------- ------------------------------------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 1,151,408  shares  of  Common  Stock  (includes
                                 722,500 shares of Common Stock issuable if options are exercised and 181,818 shares of Common Stock issuable if convertible preferred stock is converted).

----------------------- ------------------------------------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                        |-|
----------------------- ------------------------------------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              7.7%
----------------------- ------------------------------------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON*

                                 IN
----------------------- ------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS)
                 OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                Page 2 of 4 Pages

Item 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, no par value ("Common Stock"), issued by MediaBay, Inc., a Florida corporation (the "Company"), whose principal executive offices are located at 2 Ridgedale Avenue, Suite 300, Cedar Knolls, New Jersey 07927.


Item 2.  IDENTITY AND BACKGROUND.

         This statement is filed by Carl T. Wolf (the "Reporting Person"), an individual. The address of The Reporting Person is 627 Inwood Lane, South Orange, New Jersey 07079. [The Reporting Person's principal employment is with MediaBay, Inc., 2 Ridgedale Avenue, Suite 300, Cedar Knolls, New Jersey 07927. The Reporting Person serves as Chairman and Director of the Company.]


         The Reporting Person has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


         Wolf is a United States citizen.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


         On May 7, 2003, the Reporting Person purchased 1,400 shares of Series B Convertible Preferred Stock ("Preferred Shares"). Each Preferred Share is convertible into Common Stock at a ratio of 129.8701 shares of Common Stock to 1 Preferred Share at a price of $140,000 Preferred Share. In connection with the purchase of the Preferred Shares, the Reporting Person agreed not to convert the Preferred Shares unless and until the Company's shareholders approved the issuance of Common Stock upon conversion of the Preferred Shares. On August 11, 2003, at an Annual Meeting of the Company's Shareholders, the shareholders of the Company approved a resolution authorizing the Company to issue Common Stock to the Reporting Person at such time, if ever, the Reporting Person elects to convert the Preferred Shares held by him.

         On August 11, 2003, the Reporting Person was granted employee stock options under the Company's Stock Incentive Plan ("Stock Options") to purchase 285,000 shares of Common Stock that were immediately exercisable at a price of $.73 per share.

         On November 15, 2002, the Reporting Person was granted employee stock options under the Company's Stock Incentive Plan to purchase 285,000 shares of Common Stock that become exercisable on November 15, 2003 (60 days from the date of event which requires filing of this Schedule 13D) at a price of $1.25 per share.

         The source of funds for the purchase of Preferred Shares was personal funds.

Item 4. PURPOSE OF TRANSACTION.


         The purpose of the acquisition of the shares of Common Stock by the Reporting Person was for investment. The Reporting Person may from time to time make additional purchases of Common Stock as investments or sell Common Stock. The Reporting Person has no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs (b) through (j) of Item 4 of
Schedule 13D although in his capacity as a director and executive officer of the Company he will be involved in any decisions of the Company to issue additional securities and to effect any such action.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of September 16, 2003, the Reporting Person beneficially owns 866,408 shares of Common Stock. This amount constitutes approximately 7.7% of the outstanding Common Stock. (The percentage used herein is calculated based upon the 14,124,068 shares of Common Stock issued and outstanding at August 11, 2003, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003). This amount includes (i) 247,090 shares owned of record by the Reporting Person, (ii) 181,818 shares of Common Stock issuable upon conversion of the Preferred Shares held by the Reporting Person., and (iii) 722,500 shares of Common Stock issuable upon exercise of options held by the Reporting Person.



                                Page 3 of 4 Pages

         (b) The Reporting Person has sole voting and sole dispositive power with respect to all the shares of Common Stock to which this statement relates.

         (c) The Reporting Person has not effected any transactions in shares of the Common Stock in the past 60 days other than as indicated below:

                  (i)      See Item 3 above.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.


Item 7.  MATERIALS TO BE FILED AS EXHIBITS.

         None

                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE: September 17, 2003

                                            /s/ CARL T. WOLF
                                            -----------------------------------
                                            Carl T. Wolf